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    As filed with the Securities and Exchange Commission on October 3, 2007
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM N-18F-1

           NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE
                        INVESTMENT COMPANY ACT OF 1940

   The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

                                   SIGNATURE

   Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 3rd day of October, 2007.

Attest:                                GATEWAY TRUST

/s/ Coleen Downs Dineen                By:    /s/ Michael C. Kardok
-------------------------------------         ---------------------------------
Name:  Coleen Downs Dinneen            Name:  Michael C. Kardok
Title: Secretary                       Title: Treasurer
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